| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-69161 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__

MM/DD/YY                                    MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **DriveWealth, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer        ☐ Security-based swap dealer        ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 Exchange Place, Suite 1010

(No. and Street)

| Jersey City | New Jersey | 07302 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jay Tuminaro | (551) 362-1498 | jtuminaro@drivewealth.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP

(Name – if individual, state last, first, and middle name)

| 757 Third Ave, 9th Floor | New York | NY | 10017 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 09/24/2003 | 248 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Donato J. Cuttone _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DriveWealth, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ANGELITA ROMAN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01RO6089431
Qualified in Queens County
Commission Expires March 24, 20-27

Signature: _____

DONATO J. CUTTONE

Title:
Chief Executive Officer

_Angelita Roman_

Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# DRIVEWEALTH, LLC

**Statement of Financial Condition and Supplementary Schedules
And
Report of Independent Registered Public Accounting Firm**

**December 31, 2023**

**(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)**

**DRIVEWEALTH, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**INDEX**
**DECEMBER 31, 2023**

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Managing Member
DriveWealth, LLC

**Opinion on the financial statements**
We have audited the accompanying statement of financial condition of DriveWealth, LLC (a New Jersey corporation) (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

**Basis for opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Grant Thornton LLP*

We have served as the Company's auditor since 2023.

New York, New York
February 29, 2024

**DRIVEWEALTH, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2023**
**(in thousands)**

| Assets | | |
|---|---|---|
| Cash and cash equivalents | $ | 83,421 |
| Cash segregated under federal and other regulations | | 15,520 |
| Securities owned, at fair value | | 1,772 |
| Receivables, net: | | |
|     Brokers, dealers, and clearing organizations | | 4,088 |
|     Non-brokers | | 4,983 |
|     Customers | | 2,488 |
|     Others | | 2,705 |
|     Affiliates | | 1,467 |
| Deposit accounts with clearing brokers | | 38,660 |
| Investments in fractional shares held by customers | | 376,777 |
| Securities borrowed under loan agreements | | 752,801 |
| Cash collateral received | | 3,248 |
| Securities borrowed | | 7,244 |
| Other assets | | 1,771 |
| **Total Assets** | $ | 1,296,944 |
| **Liabilities and Member's Equity** | | |
| **Liabilities** | | |
| Accounts payable, accrued expenses, and other | $ | 9,313 |
| Payables: | | |
|     Broker and dealers - PAB security account | | 6,278 |
|     Customers | | 5,614 |
|     Brokers, dealers, and clearing organizations | | 2,396 |
|     Non-brokers | | 251 |
|     Affiliates | | 2,850 |
| Repurchase obligation for investments held by customers | | 376,777 |
| Securities lent under loan agreements | | 752,801 |
| Obligations to return cash collateral | | 3,248 |
| Obligations to return collateral | | 224 |
| **Total Liabilities** | $ | 1,159,753 |
| **Commitments and contingencies (Note 12)** | | |
| **Member's Equity** | | 137,192 |
| **Total Liabilities and Member's Equity** | $ | 1,296,944 |

Amounts may not sum due to rounding.

See Accompanying Notes to the Financial Statements

## 1. ORGANIZATION AND BUSINESS

DriveWealth, LLC (the "Company") was formed in New Jersey in 2012 and is wholly owned by DriveWealth Holdings, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is also registered with 53 U.S states and territories and is a member of the National Futures Association and is registered as an introducing broker with the Commodity Futures Trading Commission. The Company is subject to the provisions of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and the SEC Customer Protection Rule ("Rule 15c3-3").

The Company operates as an agency business retailing corporate equity securities providing an API – driven brokerage infrastructure platform to allow the user customer base of correspondent broker-dealers and investment advisors (collectively referred to as "Partners") to trade equity securities and exchange traded funds. The Company is a self-clearing DTC Member but also clears its business on an omnibus basis with other clearing brokers including RBC Capital Markets, LLC, Wedbush Securities, Inc., ABN AMRO Clearing USA, LLC (the "Clearing Brokers").

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes. The Company maintains cash and cash equivalents in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts. The Company held $61,009 of cash equivalents which consisted of money market accounts as of December 31, 2023.

### Cash Segregated Under Federal and Other Regulations

The Company is required to segregate cash for the exclusive benefit of customers and proprietary accounts of broker-dealers ("PAB") in accordance with the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

**Fair Value of Financial Instruments**

U.S. GAAP requires disclosing the fair value of financial instruments to the extent practicable for financial instruments, which are recognized or unrecognized on the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. In assessing the fair value of these financial instruments, the Company used a variety of methods and assumptions which were based on estimates of market conditions and risks existing at that time. Securities owned are carried at fair value.

For certain instruments, including cash, accounts receivable, accounts payable and accrued expenses, it was estimated that the carrying amount approximated fair value for the majority of these instruments because of their short maturity.

**Securities Borrowing and Lending**

The Company has collateralized agreements which allows counterparties to borrow and lend securities under the terms of the master level loan agreement. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as appropriate.

When we lend securities to third parties, the borrower provides cash as collateral. The Company earns interest income on cash collateral deposited by borrowers and can also earn additional revenue for lending certain securities based on demand for those securities. For our securities loaned, interest income is recorded net of interest paid to participating users for securities loaned.

The Company operates a securities lending program to eligible customers, who can opt in to lend certain fully paid securities to the Company. The Company may lend such securities to other market participants that wish to borrow for short selling or other purposes. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received and carried at amortized cost or at fair value. The cash collateral received from the borrower is deposited in a separate trust account titled for the benefit of the underlying customer, see Note 5.

The Company has elected the fair value option for all transactions because the Company monitors financial performance associated with these transactions on a fair value basis. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our obligations. The Company mitigates this risk by monitoring the fair value of securities loaned and requiring additional cash as collateral when necessary. In addition, most of our securities lending transactions are through a program with a clearing organization, which guarantees the return of securities to the Company.

**Investments in Fractional Shares Held by Customers**

The Company facilitates end-user customer purchases and sales of equity securities on a notional or fractional basis on a real-time basis through our principal account. When an end-user customer purchases a fractional share, we record the cash received for the user-held fractional share as pledged collateral and an offsetting liability to repurchase the shares as we concluded that we did not meet the criteria for derecognition under the accounting guidance (ASC 860). We have elected the fair value option to measure these financial assets and the corresponding repurchase obligation for investments. The fair value of these investments is determined by quoted prices in active markets. For additional information, see "Note 4 - Investments Measured at Fair Value on a

4

Recurring Basis".

The resulting gains and losses are reflected in the Statement of Operations. Gains and losses from securities transactions are determined based on identified cost.

## Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The income or loss of the Company is reported on the Parent's tax returns. Therefore, no provision or liability for income taxes is included in these financial statements. No formal tax sharing agreement exists between the Company and the Parent and the Company has no obligation to fund any liability of the Parent with its earnings. The Company is subject to taxation in local jurisdictions. As of December 31, 2023, the Company's reporting of operations for tax years 2020, 2021, and 2022 are subject to examination by the tax authorities.

In accordance with US GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2023. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

## Currently Expected Credit Losses ("CECL")

The Company measures credit losses on financial instruments in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*, which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework. The Company records the estimate of expected credit losses in Provision for credit losses in the Statement of Operations.

The Company also applies the collateral maintenance practical expedient for receivables from customers as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral.

Securities borrowed transactions require the Company to deliver cash to the lender in exchange for securities. Interest on such transactions is accrued and is included in the Statement of Financial Condition in Receivables from and Payables to brokers, dealers, and clearing organizations. The market value of Securities borrowed is monitored, with additional collateral obtained to ensure full collateralization. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables.

**Recently Issued or Adopted Accounting Pronouncements**

There are no recently issued accounting pronouncements that would materially impact the Company's financial statements and related disclosures. There are no new accounting pronouncements adopted during the year ended December 31, 2023 that materially impacted the Company's financial statements and related disclosures.

**3.     CONCENTRATIONS OF BUSINESS RISK AND CREDIT RISK AND UNCERTAINTIES**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). It is the Company's policy to review, as necessary, the credit standing of its counterparties.

The Company's security transactions are cleared by the Clearing Brokers pursuant to their respective clearing agreements. The Company is subject to credit risk to the extent its Clearing Brokers are unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its Clearing Brokers. Notwithstanding the foregoing, the Clearing Brokers as well as the Company, are members of the Securities Investor Protection Corporation ("SIPC"). SIPC protects the accounts of customers up to $500 for securities and cash (including a $250 limit for cash only).

As of December 31, 2023, the Company had a cash balance of $98,941 of which $95,441 was in excess of the FDIC limit of $250.

As of December 31, 2023, three correspondent broker-dealers and one non-broker represented approximately 44% of receivables from brokers, dealers, non-brokers.

**4.     INVESTMENTS MEASURED AT FAIR VALUE ON  A RECURRING BASIS**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value. FASB ASC 820 establishes a three-tier hierarchy for prioritizing the inputs used in the valuation methodologies in measuring fair value:

*Level 1* - Quoted prices in active markets for identical assets or liabilities.

*Level 2* - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

*Level 3* - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company records the following financial assets and liabilities at fair value and has not changed its valuation techniques in measuring the fair value of any financial assets and liabilities during the period.

The following table sets forth the Company's financial assets and liabilities at December 31, 2023, that are recorded at fair value, segregated by level within the fair value hierarchy:

| | Level 1 | | Level 2 | | Level 3 | | Total |
|---|---|---|---|---|---|---|---|
| | | | (in thousands) | | | | |
| **Assets:** | | | | | | | |
| Investments in fractional shares held by customers | $ | 376,777 | $ | - | $ | - | $ | 376,777 |
| Securities borrowed under loan agreements | | 752,801 | | - | | - | | 752,801 |
| Cash collateral received | | 3,248 | | - | | - | | 3,248 |
| Securities borrowed | | 7,244 | | - | | - | | 7,244 |
| Securities owned, at fair value | | 1,772 | | - | | - | | 1,772 |
| Total financial assets as of December 31, 2023 | $ | 1,141,842 | $ | - | $ | - | $ | 1,141,842 |
| | | | | | | | |
| **Liabilities:** | | | | | | | |
| Repurchase obligation for investments held by customers | $ | 376,777 | $ | - | $ | - | $ | 376,777 |
| Securities lent under loan agreements | | 752,801 | | - | | - | | 752,801 |
| Obligations to return cash collateral | | 3,248 | | - | | - | | 3,248 |
| Total financial liabilities as of December 31, 2023 | $ | 1,132,826 | $ | - | $ | - | $ | 1,132,826 |

Securities owned and securities sold, not yet purchased, are valued at the last sales price on the date of determination or, if no sales occurred on such day, at the closing bid price if held long and the last closing ask price if held short. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the Company in accordance with U.S. GAAP.

## 5. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii)). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250 minimum net capital. At December 31, 2023, the Company had net capital of $122,758 which was $ 122,508 in excess of its required net capital of $250.

The Company is subject to SEC Customer Protection Rule 15c3-3 which requires segregation of funds in a special reserve account for the exclusive benefit of customers, as well as segregation of funds in a reserve account for the benefit of brokers and dealers. At December 31, 2023, the Company had segregated cash of $8,242 which was $3,126 in excess of the deposit requirement of $5,116. Further, the Company had segregated cash for the benefit of brokers and dealers of $7,278 which was $1 million in excess of the deposit requirement of $6,278.

The Company maintains control of all fully paid customer securities by holding them in a special omnibus account at the Clearing Brokers. The Company has instructed the Clearing Brokers to maintain physical possession or control of all customer securities carried in the account free of any charge, lien or claim of any kind in favor of the Company or any persons claiming affiliation with the Company. The value of such assets is not included on the Company's Statement of Financial Condition.

## 6. RELATED PARTY TRANSACTIONS

The Company has three agreements with related parties in place. All the three are with affiliates under common control with the Company. DriveWealth Technologies, LLC, ("Technologies"), DriveWealth Institutional, LLC ("Institutional"), and the Company's parent, DriveWealth Holdings, Inc. ("Holdings" or the "Parent").

Under a Service Level Agreement, the Company pays Technologies a monthly lease fee for the trading platform and app equal to $0.50 for each new live investing account opened by customers on the app during the month. In addition, the Company pays Technologies an on-going maintenance support fee of $0.20/month for each live investing account at the end of the preceding month. As of December 31, 2023, the net payable under this arrangement is $2,838 and is included in Payable to Affiliates in the Statement of Financial Condition.

Under an Expense Sharing Agreement, Holdings incurs certain expenses (such as office facilities, supplies, travel and entertainment, and other general overhead costs) on behalf of its wholly-owned subsidiaries. Such costs are charged back to its subsidiaries either on a specific identification basis or on a percentage basis in cases where specific identification is not feasible. As of December 31, 2023, the net payable under this arrangement is $12 and is included in Payables to Affiliates on the Statement of Financial Condition.

Under an Execution Services Agreement, the Company receives payment for order flow from Institutional for routing customer orders to be executed. As of December 31, 2023, the receivable under this arrangement is $1,348 and is included in Receivable from Affiliates on the Statement of Financial Condition.

## 7.    COLLATERALIZED AGREEMENTS

The securities borrowing and lending agreements are collateralized by U.S. corporate securities and U.S. corporate bonds. The majority of the securities obtained by the Company under securities borrowing and lending agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. The Company primarily receives cash as collateral for the securities loaned to other broker-dealers. In the table below, the cash collateral we hold related to loaned securities is presented in "collateral" and the fair value of securities lent is presented in "gross assets/liabilities". Similarly, we provide cash collateral for securities borrowed from third parties or fully-paid securities from customers. In the table below, the amount of the cash collateral is presented in "securities borrowed" and the fair value of the securities received is presented in "collateral".

Securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers; however, we do not net securities borrowing and lending transactions. Therefore, activity related to securities borrowing and lending activities are presented gross in our Statement of Financial Condition.

| | Gross Assets/Liabilities | Gross Amounts Offset in the Balance Sheet | Net Amounts Presented in the Balance Sheet | Gross Amounts Not Offset in the Balance Sheet | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | | | Counterparty Offsetting | Collateral | Net Amount |
| | | | (in thousands) | | | |
| **Assets:** | | | | | | |
| Securities borrowed under loan agreements | $  752,801 | $      - | $  752,801 | $      - | $  (779,095) | $ (26,294) |
| Cash collateral received | 3,248 | - | 3,248 | - | (4,271) | (1,023) |
| Securities borrowed | 7,244 | - | 7,244 | - | (7,280) | (36) |
| Total: | $  763,293 | $      - | $  763,293 | $      - | $  (790,646) | $ (27,353) |
| **Liabilities:** | | | | | | |
| Securities lent under loan agreements | $  752,801 | $      - | $  752,801 | $      - | $  (779,095) | $ (26,294) |
| Obligations to return cash collateral | 3,248 | - | 3,248 | - | (4,271) | (1,023) |
| Obligations to return collateral | 224 | - | 224 | - | (224) | - |
| Total: | $  756,273 | $      - | $  756,273 | $      - | $  (783,590) | $ (27,317) |

The following table presents gross obligations for securities loaned transactions by remaining contractual maturity and class of collateral pledged at December 31, 2023.

| | Remaining Contractual Maturity | | | | |
| --- | --- | --- | --- | --- | --- |
| | Overnight and Continuous | Less than 30 days | 31 - 90 days | Over 90 days | Total |
| **Securities lent under loan agreements** | | | | | |
| Equities | $ 748,155 | $ - | $ - | $ - | $ 748,155 |
| Bonds | 4,647 | - | - | - | 4,647 |
| **Obligations to return cash collateral** | | | | | |
| Equities | 3,248 | - | - | - | 3,248 |
| **Obligations to return collateral** | | | | | |
| Equities | 224 | - | - | - | 224 |
| **Total** | $ 756,273 | $ - | $ - | $ - | $ 756,273 |

## 8. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivables from and payables to clearing organizations includes amounts for securities not delivered by the Company ("fails to deliver") and amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), respectively. Amounts receivable from brokers and dealers represent clearing fees due to the Company, while amounts payable to broker-dealers and advisors represent clearing deposits held in a PAB Reserve account. As of December 31, 2023, the Company maintained an allowance for credit losses of $273.

## 9. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. There were no expected credit losses as of December 31, 2023

## 10. RECEIVABLE FROM NON-BROKERS AND OTHERS

Receivable from non-brokers includes amounts for clearing, execution, and other fees due to the Company, net of allowance for credit losses. For the year ended December 31, 2023, the Company recognized a credit loss expense of $2,423. As of December 31, 2023, the Company maintained an allowance for credit losses of $2,820. Receivable from others includes amounts for interest receivables from banks and incoming ACH transfers in transit.

## 11. FINANCING ACTIVITIES AND OFF-BALANCE SHEET CREDIT RISK

In October 2021, the Company entered into a $30 million committed and unsecured credit agreement with BMO Harris Bank N.A. ("the Bank"). In May 2022, the Company amended the agreement with the Bank and increased the unsecured credit agreement to $100 million with a maturity date of September 29, 2023. In September 2023, the Company amended the agreement with the Bank and decreased the unsecured credit agreement to $30 million with a maturity date of September 2024. Loans under the unsecured credit agreement interest at a rate per annum equal to the Overnight Base rate plus 1.50% per annum. The line also bears a commitment fee of 0.20% upfront and 0.25% per annum (computed on a 360-day year basis) fee on the average daily unused portion of the Commitment payable quarterly in arrears. To date, the Company has not drawn down any portion of said unsecured line.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk

of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices. The Company maintains deposits of $37,789 with DTC/NSCC and OCC, as well as $871 with other Clearing Brokers to mitigate such losses. As of December 31, 2023, customer margin debits in the amount of $324 were directly financed by the Company.

**12.     Subsequent Events**

In accordance with US GAAP, events subsequent to the balance sheet date have been evaluated for disclosure in the accompanying financial statements through February 29, 2024, the date the financial statements were issued.